Exhibit 99.1

RADWARE ANNOUNCES FOURTH QUARTER AND FULL YEAR 2020 EARNINGS

Fourth Quarter 2020 Results and Financial Highlights
•	Record Revenues of $69 million
•	Record Cloud and Subscriptions ARR growing 35% year over year
•	Record year end ARR of $174 million, up 12% year over year
•	Non-GAAP EPS of $0.21; GAAP EPS of $0.06

Full Year 2020 Results and Financial Highlights
•	Revenues of $250 million
•	Non-GAAP EPS of $0.64; GAAP EPS of $0.20
•	Record net cash provided by operating activities of $62 million

TEL AVIV, ISRAEL, FEBRUARY 10, 2021— Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions, today announced its consolidated financial results for the quarter and year ended December 31, 2020.

“In the fourth quarter we enjoyed strong business performance in our security offerings, cloud and subscription businesses that are reflected in record ARR, bookings and revenues,” said Roy Zisapel, Radware’s President & CEO. “With accelerated digital transformation and the need to increase online availability of core business applications, comes the critical need to secure and protect these applications. This, coupled with a very active cyberthreat landscape, creates a strong business environment for Radware. Leveraging our market leading attack mitigation solutions which span DDoS Protection, Web Application Firewall, API security, Bot Management and Cloud Posture Security; and the strength and scale of our strategic partners, we have broadened our reach to yet more top tier customers and are protecting their mission-critical applications”.

Financial Highlights for the Fourth Quarter of 2020

Revenues for the fourth quarter of 2020 totaled $69.0 million:

•	Revenues in the Americas region were $27.5 million for the fourth quarter of 2020, down 7% from revenues of $29.7 million in the fourth quarter of 2019.

•	Revenues in the Europe, Middle East and Africa (“EMEA”) region were $24.2 million for the fourth quarter of 2020, up 17% from revenues of $20.6 million in the fourth quarter of 2019.

•	Revenues in the Asia-Pacific (“APAC”) region were $17.4 million for the fourth quarter of 2020, up 2% from revenues of $17.1 million in the fourth quarter of 2019.

Net income on a GAAP basis for the fourth quarter of 2020 was $2.8 million, or $0.06 per diluted share, compared with net income of $7.3 million, or $0.15 per diluted share, for the fourth quarter of 2019.

Non-GAAP net income for the fourth quarter of 2020 was $9.8 million, or $0.21 per diluted share, compared with non- GAAP net income of $10.9 million, or $0.23 per diluted share, for the fourth quarter of 2019.

Financial Highlights for the Full Year of 2020

Revenues for the full year of 2020 totaled $250 million:

•	Revenues in the Americas region were $114 million for the full year of 2020, up 8% from revenues of $106 million in the full year of 2019.

•	Revenues in the EMEA region were $78.4 million for the full year of 2020, up 4% from revenues of $75.3 million in the full year of 2019.

•	Revenues in the APAC region were $57.3 million for the full year of 2020, down 19% from revenues of $70.4 million in the full year of 2019.

Net income on a GAAP basis for the full year of 2020 was $9.6 million, or $0.20 per diluted share, compared with net income of $22.6 million, or $0.47 per diluted share, for the full year of 2019.

Non-GAAP net income for the full year of 2020 was $30.8 million, or $0.64 per diluted share, compared with non-GAAP net income of $40.6 million, or $0.84 per diluted share, for the full year of 2019.

Non-GAAP results are calculated excluding, as applicable, the impact of stock-based compensation expenses, amortization of intangible assets, acquisition costs, litigation costs, exchange rate differences, net on balance sheet items included in finance income, other loss (gain) adjustment and tax related adjustments. A reconciliation of each of the Company’s non-GAAP measures to the comparable GAAP measure is included at the end of this press release.

As of December 31, 2020, the Company had cash, cash equivalents, short-term and long-term bank deposits and marketable securities of $449 million, up from $428 million as of December 31, 2019. Net cash provided by operating activities in the fourth quarter of 2020 totaled $16.1 million. Net cash provided by operating activities in the full year of 2020 totaled $61.8 million. Net cash spent on share repurchases in 2020 totaled $45.3 million.

Conference Call

Radware management will host a call on Wednesday, February 10, 2021 at 8:30 a.m. ET to discuss its fourth quarter and full year 2020 results and the Company’s outlook for the first quarter of 2021.

Participants in the US call: Toll Free 833-665-0598

Participants Internationally call:  +1-661-407-1612

Conference ID: 1277375

A replay will be available for 2 days, starting 2 hours after the end of the call, on telephone number +1-855-859-2056   or (US toll-free) 800-585-8367.

A live webcast of the conference call can also be heard by accessing the Company's website at: http://www.radware.com/IR/. The webcast will remain available for replay during the next 12 months.

###

Use of Non-GAAP Financial Information and Key Performance Indicators
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of gross profit, research and development expense, selling and marketing expense, general and administrative expense, total operating expenses, operating income, financial income, income before taxes on income, taxes on income, net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, amortization of intangible assets, acquisition costs, litigation costs, exchange rate differences, net on balance sheet items included in finance income, other loss (gain) adjustment and tax related adjustments. Management believes that exclusion of these charges allows for meaningful comparisons of operating results across past, present and future periods. Radware’s management believes the non-GAAP financial measures provided in this release are useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP financial measures in evaluating and operating the business and, as such, has determined that it is important to provide this information to investors.

Annual recurring revenues ("ARR") is a key performance indicator defined as the annualized value of booked orders for term-based cloud services, subscription licenses and maintenance contracts that are in effect at the end of a reporting period.  ARR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or to replace either of those items.  ARR is not a forecast of future revenue, which can be impacted by contract start and end dates and renewal rates and does not include revenue reported as perpetual license or professional services revenue in our consolidated statement of operations.  We consider ARR a key performance indicator of the value of the recurring components of our business.

Safe Harbor Statement

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements made herein that are not statements of historical fact, including statements about Radware’s plans, outlook, beliefs or opinions, are forward-looking statements. Generally, forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” For example, when we discuss the strong growth in our cloud and subscriptions business including annual recurring revenues, we are using forward-looking statements.  Because such statements deal with future events, they are subject to various risks and uncertainties, and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware’s current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; natural disasters and public health crises, such as the coronavirus disease 2019 (COVID-19) pandemic; our ability to expand our operations effectively; timely availability and customer acceptance of our new and existing solutions; risks and uncertainties relating to acquisitions or other investments; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; intense competition in the market for cyber security and application delivery solutions and in our industry in general and changes in the competitive landscape; changes in government regulation; outages, interruptions or delays in hosting services or our internal network system; compliance with open source and third-party licenses; the risk that our intangible assets or goodwill may become impaired; our dependence on independent distributors to sell our products; long sales cycles for our solutions; changes in foreign currency exchange rates; undetected defects or errors in our products or a failure of our products to protect against malicious attacks; the availability of components and manufacturing capacity; the ability of vendors to provide our hardware platforms and components for our main accessories; our ability to protect our proprietary technology; intellectual property infringement claims made by third parties; changes in tax laws; our ability to realize our investment objectives for our cash and liquid investments; our ability to attract, train and retain highly qualified personnel; and other factors and risks over which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, refer to Radware’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

About Radware

Radware® (NASDAQ: RDWR), is a global leader of cyber security and application delivery solutions for physical, cloud, and software defined data centers. Its award-winning solutions portfolio secures the digital experience by providing infrastructure, application, and corporate IT protection and availability services to enterprises globally. Radware’s solutions empower enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down. For more information, please visit www.radware.com.

©2021 Radware Ltd. All rights reserved. Any Radware products and solutions mentioned in this press release are protected by trademarks, patents and pending patent applications of Radware in the U.S. and other countries. For more details please see: https://www.radware.com/LegalNotice/. All other trademarks and names are property of their respective owners.

CONTACTS

Investor Relations:
Anat Earon-Heilborn
+972 723917548
ir@radware.com

Media Contacts:
Deborah Szajngarten
201-785-3206
deborah.szajngarten@radware.com

Radware Ltd.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	December 31,	December 31,
	2020	2019
	(Unaudited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	54,771	40,751
Available-for-sale marketable securities	64,684	36,924
Short-term bank deposits	191,038	100,276
Trade receivables, net	16,848	22,610
Other receivables and prepaid expenses	6,705	7,469
Inventories	13,935	13,940
	347,981	221,970
Long-term investments
Available-for-sale marketable securities	66,836	112,696
Long-term bank deposits	71,421	137,095
Severance pay funds	2,453	2,300
	140,710	252,091

Property and equipment, net	22,976	22,971
Intangible assets, net	12,588	14,481
Other long-term assets	30,222	24,398
Operating lease right-of-use assets	27,823	18,144
Goodwill	41,144	41,144
Total assets	623,444	595,199

Liabilities and shareholders' equity

Current Liabilities
Trade payables	4,620	6,315
Deferred revenues	92,127	79,239
Operating lease liabilities	5,224	5,193
Other payables and accrued expenses	41,955	34,794
	143,926	125,541
Long-term liabilities
Deferred revenues	54,797	50,888
Operating lease liabilities	24,851	13,914
Other long-term liabilities	11,409	9,525
	91,057	74,327
Shareholders' equity
Share capital	721	710
Additional paid-in capital	443,018	414,581
Accumulated other comprehensive income, net of tax	1,517	1,145
Treasury stock, at cost	(190,552)	(145,226)
Retained earnings	133,757	124,121
Total shareholders' equity	388,461	395,331

Total liabilities and shareholders' equity	623,444	595,199

Radware Ltd.
Condensed Consolidated Statements of Income
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the year ended
	December 31,		December 31,
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	69,046	67,362	250,027	252,072
Cost of revenues	12,191	11,994	45,084	45,174
Gross profit	56,855	55,368	204,943	206,898

Operating expenses, net:
Research and development, net	17,748	16,103	66,836	61,841
Selling and marketing	30,399	29,121	113,015	109,556
General and administrative	4,810	4,375	18,924	18,584
Total operating expenses, net	52,957	49,599	198,775	189,981

Operating income	3,898	5,769	6,168	16,917
Financial income, net	392	2,745	7,796	8,792
Income before taxes on income	4,290	8,514	13,964	25,709
Taxes on income	1,488	1,183	4,328	3,143
Net income	2,802	7,331	9,636	22,566

Basic net earnings per share	0.06	0.16	0.21	0.48

Weighted average number of shares used to compute basic net earnings per share	46,204,690	46,900,711	46,460,974	46,816,899

Diluted net earnings per share	0.06	0.15	0.20	0.47

Weighted average number of shares used to compute diluted net earnings per share	47,440,556	48,304,507	47,739,540	48,523,120

Radware Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the year ended
	December 31,		December 31,
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP gross profit	56,855	55,368	204,943	206,898
Stock-based compensation	53	53	188	224
Amortization of intangible assets	464	486	1,891	2,304
Non-GAAP gross profit	57,372	55,907	207,022	209,426

GAAP research and development, net	17,748	16,103	66,836	61,841
Stock-based compensation	1,210	791	4,409	2,855
Non-GAAP Research and development, net	16,538	15,312	62,427	58,986

GAAP selling and marketing	30,399	29,121	113,015	109,556
Stock-based compensation	2,501	1,696	8,315	6,954
Amortization of intangible assets	-	17	-	69
Non-GAAP selling and marketing	27,898	27,408	104,700	102,533

GAAP general and administrative	4,810	4,375	18,924	18,584
Stock-based compensation	824	742	3,633	3,032
Acquisition costs	-	(18)	-	246
Litigation costs	145	-	448	883
Non-GAAP general and administrative	3,841	3,651	14,843	14,423

GAAP total operating expenses, net	52,957	49,599	198,775	189,981
Stock-based compensation	4,535	3,229	16,357	12,841
Acquisition costs	-	(18)	-	246
Amortization of intangible assets	-	17	-	69
Litigation costs	145	-	448	883
Non-GAAP total operating expenses, net	48,277	46,371	181,970	175,942

GAAP operating income	3,898	5,769	6,168	16,917
Stock-based compensation	4,588	3,282	16,545	13,065
Acquisition costs	-	(18)	-	246
Amortization of intangible assets	464	503	1,891	2,373
Litigation costs	145	-	448	883
Non-GAAP operating income	9,095	9,536	25,052	33,484

GAAP financial income, net	392	2,745	7,796	8,792
Other loss (gain) adjustment	-	-	247	(563)
Exchange rate differences, net on balance sheet items included in financial income, net	1,826	(148)	2,306	2,270
Non-GAAP financial income, net	2,218	2,597	10,349	10,499

GAAP income before taxes on income	4,290	8,514	13,964	25,709
Stock-based compensation	4,588	3,282	16,545	13,065
Acquisition costs	-	(18)	-	246
Amortization of intangible assets	464	503	1,891	2,373
Litigation costs	145	-	448	883
Other loss (gain) adjustment	-	-	247	(563)
Exchange rate differences, net on balance sheet items included in financial income, net	1,826	(148)	2,306	2,270
Non-GAAP income before taxes on income	11,313	12,133	35,401	43,983

GAAP taxes on income	1,488	1,183	4,328	3,143
Tax related adjustments	61	39	306	234
Non-GAAP taxes on income	1,549	1,222	4,634	3,377

GAAP net income	2,802	7,331	9,636	22,566
Stock-based compensation	4,588	3,282	16,545	13,065
Acquisition costs	-	(18)	-	246
Amortization of intangible assets	464	503	1,891	2,373
Litigation costs	145	-	448	883
Other loss (gain) adjustment	-	-	247	(563)
Exchange rate differences, net on balance sheet items included in financial income, net	1,826	(148)	2,306	2,270
Tax related adjustments	(61)	(39)	(306)	(234)
Non-GAAP net income	9,764	10,911	30,767	40,606

GAAP diluted net earnings per share	0.06	0.15	0.20	0.47
Stock-based compensation	0.10	0.07	0.35	0.27
Acquisition costs	0.00	(0.00)	0.00	0.01
Amortization of intangible assets	0.01	0.01	0.04	0.05
Litigation costs	0.00	0.00	0.01	0.02
Other loss (gain) adjustment	0.00	0.00	0.01	(0.01)
Exchange rate differences, net on balance sheet items included in financial income, net	0.04	(0.00)	0.05	0.05
Tax related adjustments	(0.00)	(0.00)	(0.01)	(0.00)
Non-GAAP diluted net earnings per share	0.21	0.23	0.64	0.84

Weighted average number of shares used to compute Non-GAAP diluted net earnings per share	47,440,556	48,304,507	47,739,540	48,523,120

Radware Ltd.
Condensed Consolidated Statements of Cash Flow
(U.S. Dollars in thousands)

	For the three months ended		For the year ended
	December 31,		December 31,
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities:

Net income	2,802	7,331	9,636	22,566
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,676	2,789	10,559	11,283
Stock-based compensation	4,588	3,282	16,545	13,064
Amortization of premium, accretion of discounts and accrued interest on marketable securities, net	284	150	931	618
Other loss (gain)	(58)	26	(638)	(537)
Accrued interest on bank deposits	(239)	596	(1,210)	2,123
Increase (decrease) in accrued severance pay, net	(33)	64	202	888
Decrease (increase) in trade receivables, net	(2,518)	(7,557)	5,762	(2,407)
Increase in other receivables and prepaid expenses and other long-term assets	(2,667)	(2,140)	(5,062)	(6,989)
Decrease (increase) in inventories	(645)	1,143	5	4,461
Decrease (increase) in trade payables	802	2,310	(1,695)	1,775
Increase (decrease) in deferred revenues	2,778	(6,416)	16,797	2,260
Increase in other payables and accrued expenses	6,955	2,272	8,690	2,784
Operating lease liabilities, net	1,353	109	1,289	963
Net cash provided by operating activities	16,078	3,959	61,811	52,852

Cash flows from investing activities:

Purchase of property and equipment	(2,045)	(2,002)	(8,671)	(8,155)
Proceeds from (investment in) other long-term assets, net	(84)	(7)	(110)	4
Proceeds from (investment in) bank deposits, net	(12,054)	2,187	(23,878)	15,960
Proceeds from (investment in) sale, redemption of and purchase of marketable securities, net	6,579	(1,131)	18,291	(46,363)
Payment for acquisition of subsidiary, net of cash acquired	0	0	0	(12,239)
Net cash used in investing activities	(7,604)	(953)	(14,368)	(50,793)

Cash flows from financing activities:

Proceeds from exercise of stock options	3,618	3,406	11,903	17,998
Repurchase of shares	(5,750)	(5,616)	(45,326)	(24,509)
Net cash used in financing activities	(2,132)	(2,210)	(33,423)	(6,511)

Increase (decrease) in cash and cash equivalents	6,342	796	14,020	(4,452)
Cash and cash equivalents at the beginning of the period	48,429	39,955	40,751	45,203
Cash and cash equivalents at the end of the period	54,771	40,751	54,771	40,751